Exhibit 99.5

VIA optronics AG c/o GFEI AG, Ostergrube 11, 30559 Hannover, E-Mail: namensaktien@gfei.de

AUTHORIZING AND INSTRUCTING COMPANY PROXIES

for the Annual General Meeting of VIA optronics AG on December 29, 2022

(Annual General Meeting)

We kindly ask you to fill in this form and send it by specifying your shareholder’s number directly to the following address by December 28, 2022, 24:00 hours (CET) (time of receipt by the Company is decisive):

By post to:	VIA optronics AG	or via E-Mail to:
	c/o GFEI AG	namensaktien@gfei.de
Ostergrube 11
30559 Hannover
Deutschland

Note:

In addition, it is also possible to authorize and instruct the Company-appointed proxies bound by instructions (Company Proxies) before and during the General Meeting, but such declarations must be received by the beginning of the voting at the latest.

Authorization of Company Proxies appointed by VIA optronics AG

(Please complete and mark appropriate box)

First name	Name

Voting card no.	Number of shares

I/We authorize the Company Proxies appointed by VIA optronics AG, Mr. Lars Kuhnke, Hannover and Mr. Harald Gehr, Nürnberg, each of them individually with the right to issue sub power of attorney, to represent me/us at the above-mentioned Annual General Meeting with disclosure of my/our name in the list of participants and to exercise my/our voting right(s), or have such voting right(s) exercised, with the instructions included overleaf.

Place, Date	Signature/ name of person making the declaration pursuant to Section 126b German Civil Code (BGB)

Voting instructions

Instructions relate to the proposals by the Management Board and/or Supervisory Board as published in the federal gazette.

Item on the agenda	Yes	No	Abst.
2. Resolution on the ratification of the acts of the Management Board for the fiscal year 2021	☐	☐	☐
3. Resolution on the ratification of the acts of the Supervisory Board for the fiscal year 2021	☐	☐	☐
4. Election of the Auditor of the Consolidated Financial Statements for the fiscal year 2022	☐	☐	☐
5. Resolution on the approval of the remuneration system of the members of the Management Board	☐	☐	☐
6. Resolution on the compensation of the members of the Supervisory Board	☐	☐	☐
8. Resolution on amendments to the Articles of Association for the purpose of holding virtual General Shareholders' Meetings and updating Articles 16, 17, and 19 of the Articles of Association	☐	☐	☐

9.

Resolution on the authorization to grant subscription rights to members of the Management Board of the Company, to members of the management of affiliated companies and to selected employees of the Company and of affiliated companies in Germany and abroad (Stock Program 2022) and creation of Conditional Capital 2022/I and corresponding amendment to the Articles of Association

	☐	☐	☐

In case the Company has received counterproposals and election nominations by shareholders that have to be made available until December 14, 2022, 24:00 hours (CET), such counterproposals and nominations are available at the Internet address https://investors.via-optronics.com/investors/annual-general-meeting according to applicable law. There you will also find information on how to join counterproposals and election nominations.

VIA optronics AG c/o GFEI AG, Ostergrube 11, 30559 Hannover, E-Mail: namensaktien@gfei.de

AUTHORIZING AND INSTRUCTING COMPANY PROXIES

for the Annual General Meeting of VIA optronics AG on December 29, 2022

(Annual General Meeting)

You may also cast your vote or issue instructions by using this form. Please mark you vote in the table below regarding the specific counterproposal / election nomination.

Motions of shareholders	Yes	No	Abst.
Motion A	☐	☐	☐
Motion B	☐	☐	☐

INFORMATION ON AUTHORIZING AND INSTRUCTING

COMPANY PROXIES

The Company offers its shareholders the opportunity to authorize prior to the General Shareholders’ Meeting persons nominated by the Company as proxies bound by instructions to exercise their voting rights. Only shareholders who have duly given notification of attendance for the General Shareholders’ Meeting in accordance with the above provisions and are recorded in the share register are entitled to grant authorization and issue instructions to the proxies nominated by the Company.

The proxies nominated by the Company are obliged to vote in accordance with instructions; they cannot exercise voting rights at their own discretion. It should be noted that the proxies nominated by the Company can only exercise voting rights on those items of the agenda on which shareholders issue clear instructions, and that the proxies cannot accept instructions on procedural motions either in advance of or during the General Shareholders’ Meeting. Nor can the proxies nominated by the Company accept instructions to file objections to resolutions of the General Shareholders’ Meeting or to ask questions or propose motions. If an individual vote is to be held on an agenda item without this having been communicated in advance of the General Shareholders’ Meeting, an instruction on this agenda item as a whole shall also be deemed to be a corresponding instruction for each item of the individual vote.

The granting of a proxy authorization with instructions to the proxies nominated by the Company as well as its revocation require text form (Section 126b of the German Civil Code) and must be in German or English.

A form for granting authorization and issuing instructions to the proxies nominated by the Company will be sent with the invitation. Such a form is also available on the Company's website at https://investors.via-optronics.com/investors/annual-general-meeting/ ready for download.

Shareholders who wish to authorize the proxies nominated by the Company prior to the General Shareholders’ Meeting are requested to submit the proxy authorization together with instructions by no later than the end of Wednesday, December 28, 2022, 24:00 hours (CET) by mail or by electronic communication via e-mail to the following address:

VIA optronics AG

c/o GFEI AG

Ostergrube 11

30559 Hannover

E-Mail: namensaktien@gfei.de

In addition, we also offer shareholders who in accordance with the above provisions are recorded in the share register and have submitted notification of attendance in good time and who attended the General Shareholders’ Meeting, the option of authorizing the proxies nominated by the Company to exercise their voting rights at the General Shareholders’ Meeting.

Important information:

Please note that only shareholders who have submitted notification of attendance in good time and who are entitled to participate and to vote are entitled to cast their votes by granting authorization and issuing instructions for exercising their voting right(s) to the Company Proxies appointed by VIA optronics AG.

If instructions are not properly filled in or not clearly given, the Company Proxies, depending on the voting procedure, will either abstain or not participate in the voting for the respective agenda items.

VIA optronics AG c/o GFEI AG, Ostergrube 11, 30559 Hannover, E-Mail: namensaktien@gfei.de

AUTHORIZING AND INSTRUCTING COMPANY PROXIES

for the Annual General Meeting of VIA optronics AG on December 29, 2022

(Annual General Meeting)

The Company Proxies are bound to vote in accordance with your instructions. You cannot instruct the Company Proxies to raise an objection, file a motion, ask questions or submit a statement. If separate votes are held on an agenda item instead of collective voting, the instructions given to the Company Proxies will apply accordingly to each item of the separate votes.